UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On October 30, 2024, ZOOZ Power Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”). The notice of the Meeting, the proxy statement for the Meeting and the proxy card for the Meeting, were filed by the Company with the Securities and Exchange Commission as Exhibits 99.1-99.3, respectively, to its Report on Form 6-K on September 25, 2024 (File No. 001-42005), which is incorporated herein by reference. The proposal brought before the shareholders at the Meeting was approved by the requisite majority vote of the Company’s shareholders.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Date: October 30, 2024	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer